ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

June 27, 2012	Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Mr. Ganley:

I am writing on behalf of Managers AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 83 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on April 18, 2012 relating to Yacktman Focused Fund and Yacktman Fund (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Prospectus.

Global Comments in Prospectus

1. Comment: Please confirm whether the Trust intends to include a written consent of the independent registered public accounting firm referred to in the “Financial Highlights” section of the Prospectus that audited the Predecessor Fund’s financial statements for the fiscal year ended December 31, 2007 (the “Prior Auditor”) as an exhibit to the Registration Statement. If the Prior Auditor’s consent will not be filed as an exhibit, please explain why this is not required.

Response: The Trust confirms that a written consent of the Prior Auditor will not be filed as an exhibit to the Registration Statement. The Trust notes that Section 7(a) of the 1933 Act requires a written consent to be filed with a registration statement only if an accountant is named in the registration statement.1 Because the Trust does not name the Prior Auditor in the

1 Section 7(a) of the 1933 Act states, in relevant part, “[i]f any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him, is named as having prepared or certified any part of

Registration Statement, the Trust believes that it is not required to file the Prior Auditor’s consent.

2. Comment: For each Fund, under “Summary of the Funds – Fees and Expenses of the Fund,” please delete the footnotes that disclose the fee waivers in effect if the total annual operating expense ratios shown are below or at the noted caps, per the requirements of Form N-1A. Move the disclosure to another part of the Prospectus, after the risk/return summary.

Response: The requested change has been made.

3. Comment: For each Fund, under “Summary of the Funds – Principal Investment Strategies,” please consider adding disclosure to clarify the types of securities in which the Fund currently invests, in addition to the current disclosure that describes the types of securities in which the Fund is permitted to invest.

Response: The requested change has been made.

4. Comment: For each Fund, under “Summary of the Funds – Performance,” please consider disclosing that performance information is not available for Investor Class and Institutional Class shares because the share classes are new, but that Investor Class and Institutional Class shares would have similar annual returns as Service Class shares because all of the classes are invested in the same portfolio of securities and performance would differ only to the extent that the classes do not have the same expenses.

Response: The requested change has been made.

5. Comment: For each Fund, under “Summary of the Funds – Performance,” please update the information following the bar chart to include the year-to-date return information as of the end of the most recent quarter.

Response: Although the Trust believes that this information is not required pursuant to Item 4(b)(2)(ii) of Form N-1A, since each Fund’s fiscal year end is the calendar year end, the requested change has been made.

Yacktman Focused Fund

6. Comment: Under “Summary of the Funds – Principal Investment Strategies,” please consider adding disclosure to clarify what the term “Focused” in the Fund’s name means with respect to how the Fund intends to invest.

Response: The requested change has been made.

the registration statement, or is named as having prepared or certified a report or valuation for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement.”

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda